Exhibit 99.2

April 20, 2021	By EDGAR

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated April 20, 2021 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated April 20, 2021

We refer you to the Prospectus Supplement dated April 20, 2021 to the short form base shelf prospectus of GFL Environmental Inc. dated April 20, 2021, forming part of the Registration Statement on Form F-10 (Registration No. 333-255184) filed by GFL Environmental Inc. with the U.S. Securities and Exchange Commission.

We consent to being named on the inside cover page of the Prospectus Supplement and under the heading “Legal Matters” in the Prospectus Supplement, and consent to the use of our legal opinions set out under the headings “Material Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement, which opinions are provided as of the date of the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP

STIKEMAN ELLIOTT LLP